Exhibit 12.1

Regency Centers Corporation

Computation of Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Operating Data:
Revenues	$104,069	95,940	394,038	370,910	345,907	322,822	290,409
Operating expenses	58,703	52,279	213,517	203,206	181,329	161,492	151,233
Other expenses (income)	3,784	13,846	69,004	41,164	33,545	60,802	38,436
Minority interests	2,100	2,795	10,451	22,123	32,644	35,609	35,830
Income from continuing operations	39,482	27,020	101,066	104,417	98,389	64,919	64,910
Income from discontinued operations	31,293	11,328	61,581	31,910	32,400	45,605	35,754
Net income	70,775	38,348	162,647	136,327	130,789	110,524	100,664
Preferred stock dividends	4,919	3,662	16,744	8,633	4,175	2,858	2,965
Net income for common stockholders	65,856	34,666	145,903	127,694	126,614	107,666	97,699
Fixed Coverage Ratio:
Continuing Operations (before MI)	41,582	29,815	111,517	126,540	131,033	100,528	100,740
Add (deduct) tax expense (benefit)	2,981	722	494	6,487	2,389	(3,570)	1,731
Less: MI (without own fixed charges)	(485)	(22)	(83)	(64)	(284)	(319)	(323)
Subtract: equity in income of unconsolidated partnerships	(755)	(2,391)	2,908	(10,194)	(11,276)	(5,764)	(3,439)
Add: distributions from operations JV’s (CF)	8,730	3,761	28,661	13,342	8,341	5,522	1,801
Add: distributions from investment JV’s (CF)	—	9,814	30,918	47,369	26,902	11,784	15,011
Add: fixed charges	32,050	29,369	127,035	122,557	131,726	135,559	128,807
Subtract: preferred unit and stock distributions	(5,850)	(5,774)	(24,849)	(28,462)	(34,001)	(36,333)	(36,440)
Subtract: capitalized interest	(5,145)	(2,721)	(12,400)	(11,228)	(13,106)	(13,753)	(21,195)

Earnings	73,108	62,573	264,201	266,347	241,724	193,654	186,693

Fixed Charge Data:
Preferred unit distribution	931	2,112	8,105	19,829	29,826	33,475	33,475
Preferred stock dividend	4,919	3,662	16,744	8,633	4,175	2,858	2,965
Interest expense (per consolidation)	21,055	20,874	89,786	82,867	84,619	85,473	71,172
Capitalized interest (per consolidation or C/F)	5,145	2,721	12,400	11,228	13,106	13,753	21,195

Total fixed charges	32,050	29,369	127,035	122,557	131,726	135,559	128,807

Ratio of earnings to fixed charges	2.28	2.13	2.08	2.17	1.84	1.43	1.45